Filed Pursuant to Rule 424(b)(2)

File Number 333-126811

The information in this preliminary pricing supplement is not complete and may be changed.

Subject to Completion

Preliminary Pricing Supplement dated August 11, 2006

Pricing Supplement to the Prospectus dated September 21, 2005 and the Prospectus Supplement dated September 22, 2005

$

BARCLAYS BANK PLC

Super TrackSM Notes due                     , 2008

Linked to the Performance of the Dow Jones – AIG Commodity IndexSM

Medium-Term Notes, Series A, No.

Issuer:	Barclays Bank PLC.

Trade Date:	, 2006.

Issue Date:	, 2006.

Valuation Date:	, 2008.

Maturity Date:	, 2008.

Maximum Return:	30%.

Upside Leverage Factor:	300%.

Coupon:	We will not pay you interest during the term of the Notes.

Underlying Index:	Dow Jones-AIG Commodity IndexSM (the “index”).

Index Sponsors:	Dow Jones & Company, Inc. (“Dow Jones”) and AIG Financial Products Corp. (“AIG-FP”).

Payment at Maturity:	If you hold your Notes to maturity, for each Note you will receive a cash payment determined as follows:

(1) if the final index level on the valuation date is greater than or equal to the initial index level, you will receive the amount determined by the following formula:

PA + {min [(LF x PC), MR] x PA} where,

PA is the principal amount per Note;

LF is the upside leverage factor;
PC is the percentage change in the index equal to ;

FIL is the final index level;

IIL is the initial index level; and
MR is the maximum return.

(2) if the final index level on the valuation date is less than the initial index level, you will receive the amount determined by the following formula:

PA x [FIL/IIL]

Therefore, if the final index level is less than the initial index level, you will lose some or all of your investment in the Notes. In addition, your investment is limited to the maximum return.

Denomination/Stated Principal Amount:	$1,000.

Maximum Maturity Payment:	$1,300 per Note.

Initial Index Level:	, which was the closing index level on the trade date.

Final Index Level:	The closing index level on the valuation date, subject to adjustment as described in this pricing supplement.

Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Calculation Agent:	Barclays Bank PLC.

CUSIP Number and ISIN:	and

You may lose some or all of your principal if you invest in the Notes. See “ Risk Factors” beginning on page PS-6 of this pricing supplement for risks relating to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Capital

Pricing Supplement dated                 , 2006

PRICING SUPPLEMENT

PRICING SUPPLEMENT SUMMARY	PS-1
RISK FACTORS	PS-6
COMMODITY FUTURES MARKETS	PS-12
THE INDEX	PS-13
VALUATION OF THE NOTES	PS-23
SPECIFIC TERMS OF THE NOTES	PS-23
USE OF PROCEEDS AND HEDGING	PS-27
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	PS-27

PROSPECTUS SUPPLEMENT

THE BARCLAYS BANK GROUP	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF MEDIUM-TERM NOTES	S-1
FORM, DENOMINATION AND LEGAL OWNERSHIP OF NOTES	S-5
PAYMENT AND PAYING AGENTS	S-5
RISK FACTORS RELATING TO INDEXED NOTES	S-9
RISK FACTORS RELATING TO NOTES DENOMINATED OR PAYABLE IN OR LINKED TO A NON-U.S. DOLLAR CURRENCY	S-11
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-14
PLAN OF DISTRIBUTION	S-14
VALIDITY OF SECURITIES	S-16

PROSPECTUS

FORWARD-LOOKING STATEMENTS	1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	1
PRESENTATION OF FINANCIAL INFORMATION	1
THE BARCLAYS BANK GROUP	2
USE OF PROCEEDS	2
RATIOS OF EARNING TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS AND OTHER APPROPRIATIONS	3
CAPITALIZATION AND INDEBTEDNESS	4
DESCRIPTION OF DEBT SECURITIES	5
DESCRIPTION OF PREFERENCE SHARES	25
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS	31
DESCRIPTION OF SHARE CAPITAL	36
TAX CONSIDERATIONS	37
PLAN OF DISTRIBUTION	51
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	54
WHERE YOU CAN FIND MORE INFORMATION	54
FURTHER INFORMATION	55
VALIDITY OF SECURITIES	55
EXPERTS	55
EXPENSES OF ISSUANCE AND DISTRIBUTION	55

PRICING SUPPLEMENT SUMMARY

The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated September 21, 2005, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated September 22, 2005, which supplements the prospectus.

This section summarizes the following aspects of the Notes:

•	What is the index?

•	What are the Notes and how do they work?

•	What are some of the risks of the Notes?

•	Is this the right investment for you?

•	What are the tax consequences?

•	How do the Notes perform at maturity?

What is the index?

According to publicly available information, the index is designed to be a diversified benchmark for commodities as an asset class, and reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities (the “index components”) comprising the index. The index is currently composed of 19 futures contracts on physical commodities traded on U.S. exchanges, with the exception of the aluminum, nickel and zinc futures contracts which trade on the London Metal Exchange. The index was designed by AIG International Inc. (“AIG”) and is calculated by Dow Jones and AIG-FP.

What are the Notes and how do they work?

The Notes are medium-term notes that are uncollateralized debt securities and are linked to the performance of the index. The Notes will be issued in stated principal amounts of $1,000.

If you hold your Notes to maturity, for each Note you will receive a cash payment determined as follows:

(1)	if the final index level on the valuation date is greater than or equal to the initial index level, you will receive the amount determined by the following formula:

PA + {min [(LF x PC), MR] x PA}

where,

PA is the principal amount per Note;

LF is the upside leverage factor;
PC is the percentage change in the index equal to ;

FIL is the final index level;

IIL is the initial index level; and

MR is the maximum return.

(2)	if the final index level on the valuation date is less than the initial index level, you will receive the amount determined by the following formula:

PA x [FIL/IIL]

where,

PA	is the principal amount per Note;

FIL	is the final index level; and

IIL	is the initial index level.

Therefore, if the final index level is less than the initial index level, you will lose some or all of your investment in the Notes. In addition, your investment is limited to the maximum return.

We will not pay you interest during the term of the Notes.

For a further description of how your payment at maturity will be calculated, see “—How Do the Notes Perform at Maturity?—Hypothetical Examples” below and “Specific Terms of the Notes” in this pricing supplement.

What are some of the risks of the Notes?

An investment in the Notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in “Risk Factors” in this pricing supplement.

•	Commodity Market Risk – The return on the Notes is linked to the performance of the index which, in turn, is linked to the prices of the index components. Commodity prices may change unpredictably, affecting the level of the index and therefore affecting the value of your Notes in unforeseeable ways.

•	Limited Portfolio Diversification – The index components are concentrated in the commodities asset class. Your investment may therefore carry risks similar to a concentrated investment in a limited number of industries or sectors.

•	Limited Appreciation Potential – If the return on the index is positive, the upside leverage factor has the effect of multiplying the return (subject to the maximum return). As a result, the maximum payment at maturity for each $1,000 principal amount of the Notes will be the maximum maturity payment. The return on your investment in the Notes may not perform as well as a direct investment in the index.

•	No Interest Payments – You will not receive any periodic interest payments on the Notes. The index is a price return index, which means the index does not reflect any payment on the index components.

•	No Principal Protection – If the final index level is less than the initial index level, you will lose some or all of your investment in the Notes.

•	There May Be Little or No Secondary Market for the Notes – We do not plan to apply to list the Notes on any U.S. securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

Is this the right investment for you?

The Notes may be a suitable investment for you if:

•	You are willing to hold the Notes to maturity.

•	You are willing to accept the risk of fluctuations in commodities prices in general and prices of the index components in particular.

•	You believe the level of the index will, during the term of the Notes, increase substantially and that such increase is unlikely to exceed the maximum return on the index.

•	You are willing to make an investment that is exposed to the full downside performance risk of the index.

•	You do not seek current income from this investment.

•	You seek an investment with a return linked to the performance of the index.

The Notes may not be a suitable investment for you if:

•	You are unable or unwilling to hold the Notes to maturity.

•	You are not willing to be exposed to fluctuations in commodities prices in general and prices of the index components in particular.

•	You believe the level of the index will decrease.

•	You are not willing to make an investment that is exposed to the full downside performance risk of the index.

•	You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

•	You seek current income from your investment.

•	You seek a guaranteed return of principal.

What are the tax consequences?

We intend to treat the Notes as pre-paid cash settled forward contracts and, under this treatment, if you are a U.S. taxpayer, you generally would recognize gain or loss at the maturity date or upon a sale, exchange or other disposition of a Note equal to the difference between the amount realized and your basis in the Note. Any such gain upon the maturity, sale, exchange or other disposition of a Note will generally constitute capital gain. Any loss from the maturity, sale, exchange or other disposition of a Note will generally constitute a capital loss. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain, and other tax treatments are possible.

Because the treatment of the Notes for federal income tax purposes is uncertain, we urge you to consult your own tax advisor as to the tax consequences to you of your investment in the Notes. For more details see “Certain U.S. Federal Income Tax Considerations” in this pricing supplement.

How do the Notes perform at maturity?

Set forth below is an explanation of how to calculate the payment on the Notes at maturity.

If you hold your Notes to maturity, for each Note you will receive a cash payment determined as follows:

(1)	if the final index level on the valuation date is greater than or equal to the initial index level, you will receive the amount determined by the following formula:

PA + {min [(LF x PC), MR] x PA}

where,

PA is the principal amount per Note;

LF is the upside leverage factor;
PC is the percentage change in the index equal to ;

FIL is the final index level;

IIL is the initial index level; and

MR is the maximum return.

(2)	if the final index level on the valuation date is less than the initial index level, you will receive the amount determined by the following formula:

PA x [FIL/IIL]

where,

PA is the principal amount per Note;

FIL is the final index level; and

IIL is the initial index level.

Therefore, if the final index level on the valuation date is less than the initial index level, you will lose some or all of your investment in the Notes. In addition, your investment is limited to the maximum return.

Hypothetical Examples

The following examples are provided for illustration purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the index relative to the initial index level. We cannot predict the final index level. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical initial index level used in the illustrations below is not the actual initial index level. You should not take these examples or the data included in the charts contained in “The Index” below as an indication or assurance of the expected performance of the index.

Assumptions:

Initial Index Level	Principal Amount	Leverage Factor	Maximum Return
175.000	$1,000.00	300%	30%

Example 1: The final index level is greater than the initial index level and the percentage change in the index during the term of the Notes is 15.00%:

Final Index Level	Percentage Change in Index	Payment at Maturity	Return on Principal
201.250	15.00%	$1,300.00	30.00%

In this case, the final index level is greater than the initial index level and the percentage change in the index is 15.00%. When the 15.00% percentage change is multiplied by the upside leverage factor, the resulting return is 45.00%. Because the Notes are subject to a maximum return of 30.00% on the principal amount, however, you would receive $1,300.00 at maturity.

Example 2: The final index level is greater than the initial index level and the percentage change in the index during the term of the Notes is 9.00%:

Final Index Level	Percentage Change in Index	Payment at Maturity	Return on Principal
190.750	9.00%	$1,270.00	27.00%

In this case, the final index level is greater than the initial index level and the percentage change in the index is 9.00%. When the percentage change is multiplied by the upside leverage factor, the resulting return would be 27.00%.

Example 3: The final index level is less than the initial index level and the percentage change in the index during the term of the Notes is -5%:

Final Index Level	Percentage Change in Index	Payment at Maturity	Return on Principal
166.250	-5.00%	$950.00	-5.00%

In this case, the final index level is lower than the initial index level and the percentage change in the index is 5.00%. As a result, you would receive 95.00% of your principal amount at maturity.

Return Profile at Maturity

The table set forth below shows the hypothetical return of a $1,000 investment in the Notes based upon returns on the index that range from 100% depreciation to 100% appreciation from the initial index level. The table assumes an upside leverage factor of 300% and a maximum return of 30%. These hypothetical returns assume that the initial index level was 175.000. The following table is provided for illustration purposes only and is hypothetical. The assumptions we have made in connection with the table set forth below may not reflect actual events, and the hypothetical initial index level used in the table below is not the actual initial index level. You should not take the data included in the table below as an indication or assurance of the expected performance of the index.

Final Index Level	% Appreciation/ Depreciation of Index	Payment at Maturity	Return on Principal
350.000	100%	$1,300.00	30.00%
341.250	95%	$1,300.00	30.00%
332.500	90%	$1,300.00	30.00%
323.750	85%	$1,300.00	30.00%
315.000	80%	$1,300.00	30.00%
306.250	75%	$1,300.00	30.00%
297.500	70%	$1,300.00	30.00%
288.750	65%	$1,300.00	30.00%
280.000	60%	$1,300.00	30.00%
271.250	55%	$1,300.00	30.00%
262.500	50%	$1,300.00	30.00%
253.750	45%	$1,300.00	30.00%
245.000	40%	$1,300.00	30.00%
236.250	35%	$1,300.00	30.00%
227.500	30%	$1,300.00	30.00%
218.750	25%	$1,300.00	30.00%
210.000	20%	$1,300.00	30.00%
201.250	15%	$1,300.00	30.00%
192.500	10%	$1,300.00	30.00%
183.750	5%	$1,150.00	15.00%
175.000	0%	$1,000.00	0.00%
166.250	-5%	$ 950.00	-5.00%
157.500	-10%	$ 900.00	-10.00%
148.750	-15%	$ 850.00	-15.00%
140.000	-20%	$ 800.00	-20.00%
131.250	-25%	$ 750.00	-25.00%
122.500	-30%	$ 700.00	-30.00%
113.750	-35%	$ 650.00	-35.00%
105.000	-40%	$ 600.00	-40.00%
96.250	-45%	$ 550.00	-45.00%
87.500	-50%	$ 500.00	-50.00%
78.750	-55%	$ 450.00	-55.00%
70.000	-60%	$ 400.00	-60.00%
61.250	-65%	$ 350.00	-65.00%
52.500	-70%	$ 300.00	-70.00%
43.750	-75%	$ 250.00	-75.00%
35.000	-80%	$ 200.00	-80.00%
26.250	-85%	$ 150.00	-85.00%
17.500	-90%	$ 100.00	-90.00%
8.750	-95%	$ 50.00	-95.00%
0	-100%	$ 0.00	-100.00%

RISK FACTORS

The Notes are unsecured obligations of Barclays Bank PLC and are not secured debt. The Notes are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the performance of the index. Investing in the Notes is not equivalent to investing directly in the index components or the index itself. See “The Index” below for more information.

This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes are fully exposed to any decline in the level of the index and you may lose some or all of your investment.

If the final index level is less than the initial index level, we will pay you less than the principal amount of your investment in the Notes at maturity. This will be true even if the level of the index as of some date or dates prior to the valuation date may have been above the initial index level, because the payment at maturity will be calculated only on the basis of the final index level on the valuation date. You should therefore be prepared to realize no return on your Notes during their term or even a loss of all of the principal.

Your maximum gain on the Notes at maturity is limited to the maximum return.

Your payment at maturity is based on the return of the index, which if positive, is subject to the maximum return. As a result, the maximum payment at maturity for each $1,000 principal amount of the Notes will be $1,300 regardless of the positive percentage increase of the final index level.

Your yield may be lower than the yield on a standard debt security of comparable maturity.

You will not receive periodic payments of interest on the Notes as there would be on a conventional fixed-rate or floating rate debt security having the same maturity date and issuance date as the Notes. The effective yield to maturity of the Notes will therefore be less than that which would be payable on such a conventional fixed-rate or floating rate debt security. As such, the return of each Note at maturity may not compensate you for any opportunity cost implied by inflation and other factors relating to the time value of money.

The market value of the Notes may be influenced by many unpredictable factors, including volatile commodity prices.

The market value of your Notes may fluctuate between the date you purchase them and the valuation date. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the value of the index components and the level of the index will affect the market value of the Notes more than any other factor. Other factors that may influence the market value of the Notes include:

•	the volatility of the Index;

•	the time remaining to the maturity of the Notes;

•	the supply and demand for the Notes, including inventory positions with Barclays Capital Inc. or any other market maker;

•	the general interest rate environment;

•	economic, financial, political, regulatory, geographical, biological or legal events that affect the level of the index or the market prices of the index components;

•	changes in the volatility of the index; or

•	the creditworthiness of Barclays Bank PLC.

These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor.

Suspension or disruptions of market trading in commodities and related futures may adversely affect the value of your Notes.

The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set time period. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the level of the index and, therefore, the value of your Notes.

Future prices of the index components that are different relative to their current prices may result in a reduced amount payable at maturity.

The index is composed of commodity futures contracts rather than physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the index approach expiration, they are replaced by similar contracts that have a later expiration. Thus, for example, a futures contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October may be replaced by a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” which means that the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” The actual realization of a potential roll yield will be dependent upon the level of the related spot price relative to the unwind price of the commodity futures contract at the time of sale of the contract. While many of the contracts included in the index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities reflected in the index, such as gold, have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the level of the index and, accordingly, decrease the payment you receive at maturity.

Commodity prices may change unpredictably, affecting the level of the index and the value of your notes in unforeseeable ways.

Trading in futures contracts on physical commodities, including trading in the index components, is speculative and can be extremely volatile. Market prices of the index components may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; and monetary and other governmental policies, action and inaction. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the level of the index and the value of your Notes in varying ways, and different factors may cause the prices of the index components, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

The price of each index component can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. In particular, recent growth in industrial production and gross domestic product has made China an oversized user of commodities and has increased the extent to which the index components rely on the Chinese markets. Political, economic and other developments that affect China will affect the value of each index component and, thus, the value of your Notes. Because the index components are produced in a limited number of countries and are controlled by a small number of producers, political, economic and supply related events in such countries could have a disproportionate impact on the prices of such index components and the value of your Notes.

The tax consequences of an investment in these Notes is uncertain.

The United States federal income tax consequences of your investment in a Note are uncertain, as to both the timing and character of any inclusion in income in respect of your Notes. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes. For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, please see the discussion under “Certain U.S. Federal Income Tax Considerations” below.

Historical levels of the index should not be taken as an indication of the future performance of the index during the term of the Notes.

The actual performance of the index over the term of the Notes, as well as the amount payable at maturity, may bear little relation to the historical levels of the index or values of the index components, which have been highly volatile. As a result, it is impossible to predict whether you will earn any return on the Notes or whether you will lose some or all of your investment.

The Notes may not be a suitable investment for you.

The Notes may not be a suitable investment for you if you are unable or unwilling to hold the Notes to maturity; you are not willing to be exposed to fluctuations in commodity prices in general and prices of the index components in particular; you believe the level of the index will decrease; you prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings; you seek current income from your investment; or you seek a guaranteed return of principal.

Changes in our credit ratings may affect the market value of your Notes.

Our credit ratings are an assessment of our ability to pay our obligations, including those on the Notes, and are not indicative of the market risk associated with the Notes or the index. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your Notes. However, because the return on your Notes is dependent upon certain factors in addition to our ability to pay our obligations on your Notes, an improvement in our credit ratings will not reduce the other investment risks related to your Notes.

Changes in interest rates are likely to affect the market value of your Notes.

We expect that the market value of your Notes, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect your Notes and a traditional debt security to different degrees. In general, if U.S. interest rates increase, we expect that the value of your Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the market value of your Notes will increase.

You will not receive interest payments on the Notes or have rights in the exchange-traded futures contracts constituting the index components.

You will not receive any periodic interest payments on the Notes. As an owner of the Notes, you will not have rights that investors in the index components may have. Your Notes will be paid in cash, and you will have no right to receive delivery of any index components or commodities underlying the index components.

There may be little or no secondary market for the Notes; sales in the secondary market may result in significant losses.

There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time.

If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and, as a result you may suffer substantial losses. Although the application of the methodology for calculating the payment at maturity at the time of the secondary market sale would ordinarily result in a cash payment equal to the payment at maturity, an investor selling their Notes under such circumstances may receive an amount that reflects substantially less than the full amount of their principal investment because of the expectation that that the level of the index will decline until scheduled maturity. You should be willing to hold the Notes to maturity.

The Notes are indexed to the Dow Jones-AIG Commodity IndexSM, not the Dow Jones-AIG Commodity Index Total ReturnSM.

The Notes are linked to the Dow Jones-AIG Commodity IndexSM, which, as discussed below, reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the index. The Dow Jones-AIG Commodity Index Total ReturnSM is a “total return” index which, in addition to reflecting those returns, also reflects interest that could be earned on cash collateral invested in certain U.S. Treasury bills. Because the Notes are linked to the Dow Jones-AIG Commodity IndexSM, the return on the Notes will not include the total return feature of the Dow Jones-AIG Commodity Index Total ReturnSM.

If the prices of the index components change, the market value of the Notes may not change in the same manner.

The market value of the Notes may not have a direct relationship with the index level or prices of the index components, and changes in the index level or prices of the index components may not result in a comparable change in the market value of the Notes.

Trading and other transactions by Barclays Bank PLC or its affiliates (including with AIG-FP or its affiliates) in instruments linked to the index or index components may impair the market value of the Notes.

As described below under “Use of Proceeds and Hedging” in this pricing supplement, we or one or more of our affiliates may enter into contracts to hedge our obligations under the Notes (including with AIG-FP or its affiliates) by purchasing index components (including the underlying physical commodities), futures or options on index components or the index, or other derivative instruments with returns linked to the performance of index components or the index, and we may adjust these hedges by, among other things, purchasing or selling any of the foregoing. Although they are not expected to, any of these hedging activities may adversely affect the market price of index components and the level of the index and, therefore, the market value of the Notes. It is possible that we or one or more of our affiliates (or AIG-FP or its affiliates) could receive substantial returns from these hedging activities while the market value of the Notes declines.

We or one or more of our affiliates may also engage in trading in index components, futures or options on index components, the physical commodities underlying the index components or the index and other investments relating to index components or the index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the market price of the index components or the level of the index and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of any of the foregoing. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes. With respect to any of the activities described above, neither Barclays Bank PLC nor its affiliates has any obligation to take the needs of any buyer, seller or holder of the Notes into consideration at any time.

The policies of the index sponsors may adversely affect the value of your Notes.

The policies of the index sponsors concerning the calculation of the level of the index and additions, deletions or substitutions of the index components could affect the level of the index and, therefore, your payment at maturity and the market value of your Notes. The amount payable on your Note and its market value could also be affected if the index sponsors changes these policies, for example, by changing the manner in which it calculates the level of the index, or if it discontinues or suspends calculation of the level of the index, in which case it may become difficult to determine the amount payable at maturity or the market value of your Notes. The index sponsors are not involved in the offer of the Notes in any way and have no obligation to consider your interest as a holder of the Notes in taking any actions that might affect the value of your Notes.

Barclays Bank PLC has a nonexclusive right to use the index.

We have been granted a nonexclusive right to use the index and related trademarks in connection with the Notes. If we breach our obligations under the license, the index sponsors will have the right to terminate the license. If the index sponsors choose to terminate its license agreement, we may have the right to use the index and related trademarks in connection with the Notes until their maturity if we cure our breach within any applicable grace period for the license agreement in accordance with its terms. If we fail to cure this breach or the license agreement otherwise terminates, it may become difficult for us to determine the payment at maturity in respect of the Notes. The calculation agent in this case will determine the closing index level in its sole discretion.

Our business activities may create conflicts of interest.

As noted above, we and our affiliates expect to engage in trading activities related to the index components (including the underlying physical commodities), futures or options on the index components or the index, or other derivative instruments with returns linked to the performance of the index components (including the underlying physical commodities) or the index that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests that we and our affiliates will have in our and our affiliates’ proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our and our affiliates’ customers and in accounts under our and our affiliates’ management. These trading activities, if they influence the level of the index, could be adverse to the interests of the holders of the Notes. Moreover, we or our affiliates have published and in the future expect to publish research reports with respect to some or all of the index components, the index or the physical commodities underlying the index components generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. The research should not be viewed as a recommendation or endorsement of the Notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us or our affiliates may affect the market prices of the index components, the market prices of the physical commodities underlying the index components and the level of the index and, therefore, the market value of the Notes. With respect to any of the activities described above, neither Barclays Bank PLC nor its affiliates has any obligation to take the needs of any buyer, seller or holder of the Notes into consideration at any time.

Barclays Bank PLC and its affiliates have no affiliation with the index sponsors and are not responsible for their public disclosure of information.

We and our affiliates are not affiliated with the index sponsors in any way and have no ability to control or predict their actions, including any errors in or discontinuation of disclosure regarding their methods or policies relating to the calculation of the index. The index sponsors are not under any obligation to continue to calculate the index or required to calculate any successor index. If the index sponsors discontinue or suspend the calculation of the index, it may become difficult to determine the market value of the Notes or the amount payable at maturity. The calculation agent may designate a successor index selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to the index exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See “Specific Terms of the Notes—Market Disruption Event” and “—Adjustments to the Index” in this pricing supplement.

All disclosures in this pricing supplement regarding the index, including its make-up, method of calculation and changes in its components, is derived from publicly available information. Neither we nor any of our affiliates assumes any responsibility for the accuracy or completeness of that information. You, as an investor in the Notes, should make your own investigation into the index and the index sponsors. The index sponsors are not involved in the offer of the Notes in any way and have no obligation to consider your interests as an owner of the Notes in taking any actions that might affect the value of your Notes.

There may be potential conflicts of interest between you and the calculation agent.

We and our affiliates play a variety of roles in connection with the issuance of the Notes. Initially, Barclays Bank PLC will serve as the calculation agent. We will, among other things, decide the amount of the return paid out to you on the Notes at maturity. For a fuller description of the calculation agent’s role, see “Specific Terms of the Notes—Role of calculation agent” in this pricing supplement.

If index sponsors were to discontinue or suspend calculation or publication of the index, it may become difficult to determine the market value of the Notes. If events such as these occur, or if the level of the index is not available or cannot be calculated because of a market disruption event or for any other reason, the calculation agent may be required to make an estimate of the level of the index. The circumstances in which the calculation agent will be required to make such a determination are described more fully under “Specific Terms of the Notes—Market Disruption Events” and “—Discontinuation or Modification of the Index” in this pricing supplement.

The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the index has occurred or is continuing. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

Data sourcing, calculation and concentration risks associated with the index may adversely affect the market price of the Notes.

Because the Notes are linked to the index, which is composed of a basket of exchange-traded futures contracts on commodities, it will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. Additionally, the annual composition of the index will be recalculated in reliance upon historic price, liquidity and production data that are subject to potential errors in data sources or other errors that may affect the weighting of the index components. Any discrepancies that require revision are not applied retroactively but will be reflected in the weighting calculations of the index for the following year. Additionally, AIG-FP may not discover every discrepancy. Furthermore, the annual weightings for the index are determined each year in June or July by AIG-FP under the supervision of the Dow Jones-AIG Commodity Index Oversight Committee, which has a significant degree of discretion in exercising its supervisory duties with respect to the index and has no obligation to take the needs of any parties to transactions involving the index into consideration when reweighting or making any other changes to the index. Finally, the exchange-traded commodities underlying the futures contracts included in the index from time to time are concentrated in a limited number of sectors. An investment in the Notes may therefore carry risks similar to a concentrated investment in a limited number of industries or sectors.

AIG-FP may be required to replace a designated contract if the existing futures contract is terminated or replaced.

A futures contract known as a “designated contract” has been selected as the reference contract for each of the physical commodities underlying the index components. Data concerning this designated contract will be used to calculate the index. If a designated contract were to be terminated or replaced in accordance with the rules set forth in the Dow Jones-AIG Commodity Index Handbook, a comparable futures contract would be selected by the Dow Jones-AIG Commodity Index Oversight Committee, if available, to replace that designated contract. The termination or replacement of any designated contract may have an adverse impact on the level of the index.

Trading and other transactions by the index sponsors may affect the level of the index.

AIG and its affiliates actively trade the index components and options on the index components as well as other commodities futures contracts. AIG and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments which are linked to the performance of the index components, the physical commodities underlying the index components or the index. Certain of AIG’s affiliates may underwrite or issue other securities or financial instruments indexed to the index and related indices, and Dow Jones and AIG and certain of their affiliates may license the index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the level of the index. For instance, a market maker in a financial instrument linked to the performance of the index may expect to hedge some or all of its position in that financial instrument. Purchase (or selling) activity in the index components in order to hedge the market maker’s position in the financial instrument may affect the market price of the index components included in the index, which in turn may affect the level of the index. With respect to any of the activities described above, none of AIG, Dow Jones or their respective affiliates has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time.

The index may in the future include contracts that are not traded on regulated futures exchanges.

The index was originally based solely on futures contracts traded on regulated futures exchanges (referred to in the United States as “designated contract markets”). At present, the index continues to be composed exclusively of regulated futures contracts. As described below, however, the index may in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the provisions of, and the protections afforded by, the U.S. Commodity Exchange Act of 1936, or other applicable statutes and related regulations, that govern trading on regulated U.S. futures exchanges, or similar statutes and regulations that govern trading on regulated U.K. futures exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities, and the inclusion of such contracts in the Index, may be subject to certain risks not presented by U.S. or U.K. exchange-traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.

The calculation agent can postpone the determination of the final index level or the maturity date if a market disruption event occurs on the valuation date.

The determination of the final index level may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the valuation date. If such a postponement occurs, then the calculation agent will instead use the closing index level on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will the valuation date for the Notes be postponed by more than five business days. As a result, the maturity date for the Notes could also be postponed, although not by more than five business days. If the valuation date is postponed to the last possible day, that day will nevertheless be the valuation date. If a market disruption event is occurring on the last possible valuation date, the calculation agent will make a good faith estimate in its sole discretion of the closing index level that would have prevailed in the absence of the market disruption event. See “Specific Terms of the Notes—Market Disruption Event” in this pricing supplement.

If a market disruption event results in the deferral of the payment at maturity beyond the stated maturity date, no penalty interest will accrue or be payable on the deferred payment.

The calculation agent can modify the determination of the closing level of the index.

The method of determining the closing index level may be adjusted by the calculation agent from time to time upon the occurrence of certain extraordinary events. For example, if the calculation agent determines that the index, or the method of calculating the index has changed at any time in any material respect, then the calculation agent can make such adjustments to the index or its method of calculation as it believes are appropriate to ensure that any closing index level is equitable. See “Specific Terms of the Notes—Adjustments to the Index” in this pricing supplement. Such changes could adversely affect the anticipated payment at maturity and, consequently, the value of the Notes.

COMMODITY FUTURES MARKETS

Futures contracts on physical commodities and commodity indices are traded on regulated futures exchanges, and physical commodities and other derivatives on physical commodities and commodity indices are traded in the over-the-counter market and on various types of physical and electronic trading facilities and markets. At present, all of the contracts included in the index are exchange-traded futures contracts. An exchange-traded futures contract provides for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities provides for the payment and receipt of cash based on the level of the index at settlement or liquidation of the contract. A futures contract provides for a specified settlement month in which the cash settlement is made or in which the commodity or financial instrument is to be delivered by the seller (whose position is therefore described as “short”) and acquired by the purchaser (whose position is therefore described as “long”).

There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as “initial margin.” This amount varies based on the requirements imposed by the exchange clearing houses. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin, which may vary in form depending on the exchange, with the clearing house or broker involved, a market participant may be able to earn interest on its margin funds, thereby increasing the total return that it may realize from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent daily payments as the price of the futures contract fluctuates. These payments are called “variation margin” and are made as the existing positions in the futures contract become more or less valuable, a process known as “marking to the market.”

Futures contracts are traded on organized exchanges, known as “contract markets” in the United States. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss. Futures contracts are cleared through the facilities of a centralized clearing house and a brokerage firm, referred to as a “futures commission merchant,” which is a member of the clearing house. The clearing house guarantees the performance of each clearing member that is a party to a futures contract by, in effect, taking the opposite side of the transaction. Clearing houses do not guarantee the performance by clearing members of their obligations to their customers.

Unlike equity securities, futures contracts, by their terms, have stated expirations and, at a specified point in time prior to expiration, trading in a futures contract for the current delivery month will cease. As a result, a market participant wishing to maintain its exposure to a futures contract on a particular commodity with the nearest expiration must close out its position in the expiring contract and establish a new position in the contract for the next delivery month, a process referred to as “rolling.” For example, a market participant with a long position in November crude oil futures that wishes to maintain a position in the nearest delivery month will, as the November contract nears expiration, sell November futures, which serves to close out the existing long position, and buy December futures. This will “roll” the November position into a December position, and, when the November contract expires, the market participant will still have a long position in the nearest delivery month.

Futures exchanges and clearing houses in the United States are subject to regulation by the Commodities Futures Trading Commission. Exchanges may adopt rules and take other actions that affect trading, including imposing speculative position limits, maximum price fluctuations and trading halts and suspensions and requiring liquidation of contracts in certain circumstances. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. The structure and nature of trading on non-U.S. exchanges, however, may differ from this description.

THE INDEX

The following is a description of the index, including, without limitation, its make-up, method of calculation and changes in its components. The information in this description has been taken from (i) publicly available sources and (ii) the Dow Jones-AIG Commodity Index Handbook (a document that provides a complete description of the index). Such information reflects the policies of, and is subject to change by, Dow Jones and AIG-FP. We have not independently verified this information. You, as an investor in the Notes, should make your own investigation into the index, AIG-FP, and Dow Jones. Dow Jones and AIG-FP are not involved in the offer of the Notes in any way and have no obligation to consider your interests as a holder of the Notes. Dow Jones and AIG-FP have no obligation to continue to publish the index, and may discontinue publication of the index at any time in their sole discretion.

Overview

The index was introduced in July 1998 to provide a unique, diversified, economically rational and liquid benchmark for commodities as an asset class. The index currently is composed of the prices of 19 exchange-traded futures contracts on physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. The 19 index commodities selected for 2006 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts on the index are currently listed for trading on the Chicago Board of Trade (“CBOT”). The index is a proprietary index that AIG developed and that Dow Jones, in conjunction with AIG-FP, calculates. The methodology for determining the composition and weighting of the index and for calculating its level is subject to modification by Dow Jones and AIG-FP, at any time. At present, Dow Jones disseminates the index level approximately every fifteen (15) seconds (assuming the index level has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m., New York City time, and publishes a daily index level at approximately 4:00 p.m., New York City time, on each DJ-AIG business day (as defined below) on Reuters, symbol DJAIG. The index level can still be retrieved after 3:00 p.m., until the end of the New York Stock Exchange’s trading day but its level is static after 3:00 p.m. A “DJ-AIG business day” is a day on which the sum of the Commodity Index Percentages (as defined below in “—Annual Reweightings and Rebalancings of the Dow Jones-AIG Commodity IndexSM”) for the index commodities that are open for trading is greater than 50%. For example, based on the weighting of the index commodities for 2006, if the CBOT and the New York Mercantile Exchange (“NYMEX”) are closed for trading on the same day, a DJ-AIG business day will not exist. AIG-FP and its affiliates actively trade futures contracts and options on futures contracts on the commodities that underlie the index, as well as commodities, including commodities included in the index. AIG-FP and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments which are linked to the performance of commodities or are linked to the performance of the index. Certain of AIG-FP’s affiliates may underwrite or issue other securities or financial instruments indexed to the index and related indices, and AIG-FP and Dow Jones and their respective affiliates may license the index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the level of the index. For instance, a market maker in a financial instrument linked to the performance of the index may expect to hedge some or all of its position in that financial instrument. Purchase (or selling) activity in the underlying index components in order to hedge the market maker’s position in the financial instrument may affect the market price of the futures contracts included in the index, which in turn may affect the level of the index. With respect to any of the activities described above, none of AIG-FP, Dow Jones or their respective affiliates has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time.

The Dow Jones-AIG Commodity Index Oversight Committee

Dow Jones and AIGI have established the Dow Jones-AIG Commodity Index Oversight Committee to assist them in connection with the operation of the index. The Dow Jones-AIG Commodity Index Oversight Committee includes prominent members of the financial and academic communities selected by AIG-FP and meets annually to consider any changes to be made to the index for the coming year. The Dow Jones-AIG Commodity Index Oversight Committee may also meet at such other times as may be necessary. As described in more detail below, the index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the index are determined each year in June or July by AIG-FP under the supervision of the Dow Jones-AIG Commodity Index Oversight Committee, announced after approval by the Committee and implemented the following January. The composition of the index for 2007 was approved by the Dow-Jones-AIG Commodity Index Oversight Committee following a meeting held in July 2006. Following are the target composition percentages calculated for the index for 2007:

The Dow Jones AIG Commodity Index 2007 Commodity Index Percentages

Commodity Weighting

Commodity	Weighting
Natural Gas	12.546191%
Crude Oil	12.723561%
Unleaded Gas	3.940958%
Heating Oil	3.789289%
Live Cattle	6.141286%
Lean Hogs	3.013524%
Wheat	4.715495%
Corn	5.627129%
Soybeans	7.747790%
Soybean Oil	2.845646%
Aluminum	6.803820%
Copper	6.187758%
Zinc	2.798069%
Nickel	2.715318%
Gold	6.825901%
Silver	2.288179%
Sugar	3.122271%
Cotton	3.146094%
Coffee	3.021718%

Note: These target weights will take effect January 2007.

The current composition of the index is described below in “—Composition of the Index.”

Four Main Principles Guiding the Creation of the Dow Jones-AIG Commodity IndexSM

The index was created using the following four main principles:

Economic Significance. A commodity index should fairly represent the importance of a diversified group of commodities to the world economy. To achieve a fair representation, the index uses both liquidity data and U.S. dollar weighted production data in determining the relative quantities of included commodities. The index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The index also relies on production data as a useful measure of the importance of a commodity to the world economy. Production data alone, however, may underestimate the economic significance of storable commodities (e.g., gold) relative to non- storable commodities (e.g., live cattle). Production data alone also may underestimate the investment value that financial market participants place on certain commodities, and/or the amount of commercial activity that is centered around various commodities. Additionally, production statistics alone do not necessarily provide as accurate a blueprint of economic importance as the pronouncements of the markets themselves. The index thus relies on data that is both endogenous to the futures market (liquidity) and exogenous to the futures market (production) in determining relative weightings.

Diversification. A second major goal of the index is to provide diversified exposure to commodities as an asset class. Disproportionate weightings of any particular commodity or sector increase volatility and negate the concept of a broad- based commodity index. Instead of diversified commodities exposure, the investor is unduly subjected to micro- economic shocks in one commodity or sector. As described further below, diversification rules have been established and are applied annually. Additionally, the index is rebalanced annually on a price- percentage basis in order to maintain diversified commodities exposure over time.

Continuity. The third goal of the index is to be responsive to the changing nature of commodity markets in a manner that does not completely reshape the character of the index from year to year. The index is intended to provide a stable benchmark, so that end-users may be reasonably confident that historical performance data (including such diverse measures as correlation, spot yield, roll yield and volatility) is based on a structure that bears some resemblance to both the current and future composition of the index.

Liquidity. Another goal of the index is to provide a highly liquid benchmark. The explicit inclusion of liquidity as a weighting factor helps to ensure that the index can accommodate substantial investment flows. The liquidity of an index affects transaction costs associated with current investments. It also may affect the reliability of historical price performance data.

These principles represent goals of the index, its creators and owners and there can be no assurance that these goals will be reached by either Dow Jones or AIG-FP.

Composition of the Index

Commodities Available for Inclusion in the Index

A number of commodities have been selected that are believed to be sufficiently significant to the world economy to merit consideration for inclusion in the index and which are the subject of a qualifying related futures contract. With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metal Exchange (“LME”), each of the potential commodities is the subject of a futures contract that trades on a U.S. exchange. The 23 potential commodities currently considered for inclusion in the index are aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, cattle, hogs, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat and zinc.

The 19 index commodities selected for 2006 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc.

Designated Contracts for Each Commodity

A futures contract known as a designated contract is selected for each commodity. With the exception of several LME contracts, where the Dow Jones-AIG Commodity Index Oversight Committee believes that there exists more than one futures contract with sufficient liquidity to be chosen as a designated contract for a commodity, the Dow Jones-AIG Commodity Index Oversight Committee selects the futures contract that is traded in North America and denominated in dollars. If more than one such contract exists, the Dow Jones-AIG Commodity Index Oversight Committee selects the most actively traded contract. Data concerning this designated contract will be used to calculate the index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a designated contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that designated contract. The designated contracts for the commodities included in the index for 2006 are as follows:

Index Breakdown by Commodity and Weights as of July 31, 2006

Commodity	Designated Contract	Exchange	Unit	Current Weighting
Aluminum	High Grade Primary Aluminum	LME	25 metric tons	6.70%
Coffee	Coffee “C”	CSCE	37,500 lbs	2.15%
Copper	Copper	COMEX	25,000 lbs	8.90%
Corn	Corn	CBOT	5,000 bushels	5.79%
Cotton	Cotton	NYCE	50,000 lbs	2.81%
Crude Oil	Light, Sweet Crude Oil	NYMEX	1,000 barrels	12.94%
Gold	Gold	COMEX	100 troy oz	6.57%
Heating Oil	Heating Oil	NYMEX	42,000 gallons	3.79%
Live Cattle	Live Cattle	CME	40,000 lbs	4.98%
Lean Hogs	Lean Hogs	CME	40,000 lbs	3.68%
Natural Gas	Henry Hub Natural Gas	NYMEX	Gas 10,000 mmbtu	9.18%
Nickel	Primary Nickel	LME	6 metric tons	4.29%
Silver	Silver	COMEX	5,000 troy oz	2.19%
Soybeans	Soybeans	CBOT	5,000 bushels	6.74%
Sugar	World Sugar No. 11	CSCE	112,000 lbs	2.63%
Unleaded Gasoline	Reformulated Gasoline Blendstock for Oxygen Blending	NYMEX	42,000 gal	4.49%
Wheat	Wheat	CBOT	5,000 bushels	5.07%
Zinc	Special High Grade Zinc	LME	25 metric tons	4.16%
Soybean Oil	Soybean Oil	CBOT	60,000 lbs	2.93%

Commodity Group

For the purposes of applying the diversification rules discussed above and below, the commodities considered for inclusion in the index are assigned to “Commodity Groups.” The Commodity Groups and their effective target rounded weightings for 2007 are as follows:

Index Breakdown by Commodity Group

Energy	33.00000%
Precious Metals	9.11408%
Industrial Metals	18.50497%
Livestock	9.15481%
Grains	20.93606%
Softs	6.16781%

Commodities Included in 2007 Are:

Energy:

Crude Oil

Heating Oil

Natural Gas

Unleaded Gasoline

Precious Metals:

Gold

Silver

Industrial Metals:

Aluminum

Copper

Nickel

Zinc

Livestock:

Lean Hogs

Live Cattle

Grains:

Corn

Soybeans

Wheat

Soybean Oil

Softs:

Coffee

Cotton

Sugar

Annual Reweightings and Rebalancings of the Dow Jones-AIG Commodity IndexSM

The index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the index are determined each year in June or July by AIG-FP under the supervision of the Dow Jones-AIG Commodity Index Oversight Committee, announced following approval by the Committee and implemented the following January. The composition of the index for 2007 was approved by the Dow Jones-AIG Commodity Index Oversight Committee at a meeting held in July 2006. The index composition is set forth above in “—The Dow Jones-AIG Commodity Index Oversight Committee.”

Determination of Relative Weightings

The relative weightings of the component commodities included in the index are determined annually according to both liquidity and U.S. dollar-adjusted production data in 2/3 and 1/3 shares, respectively. Each June, for each commodity designated for potential inclusion in the index, liquidity is measured by the Commodity Liquidity Percentage (“CLP”) and production by the Commodity Production Percentage (“CPP”). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic dollar value of the designated contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic dollar value of the designated contract, and dividing the result by the sum of such production figures for all the commodities which were designated for potential inclusion in the index. The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (“CIP”) for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities which will be included in the index and their respective percentage weights.

Diversification Rules

The index is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the index, the following diversification rules are applied to the annual reweighting and rebalancing of the index as of January of the applicable year:

•	No related group of commodities designated as a “Commodity Group” (e.g., energy, precious metals, livestock, or grains) may constitute more than 33% of the index.

•	No single commodity may constitute more than 15% of the index.

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the index.

•	No single commodity that is in the index may constitute less than 2% of the index.

Following the annual reweighting and rebalancing of the index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages set forth above.

Commodity Index Multipliers

Following application of the diversification rules discussed above, CIPs are incorporated into the index by calculating the new unit weights for each index commodity. Near the beginning of each new calendar year (the “CIM Determination Date”), the CIPs, along with the settlement prices on that date for Designated Contracts included in the index, are used to determine a “Commodity Index Multiplier” or “CIM” for each index commodity. This CIM is used to achieve the percentage weightings of the index commodities, in U.S. dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each index commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

The Index Is a Rolling Index

The index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each contract occurs over a period of five DJ-AIG business days each month according to a pre-determined schedule. This process is known as “rolling” a futures position. The index is a “rolling index.”

Calculations

The index is calculated by Dow Jones, in conjunction with AIG-FP, by applying the impact of the changes to the futures prices of commodities included in the index (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the index is a mathematical process whereby the CIMs for the index commodities are multiplied by the prices in U.S. dollars for the applicable designated contracts. These products are then summed. During the rollover period, the sum includes both nearby and deferred contracts weighted according to the specified roll percentage. The percentage change in this sum from the prior day is then applied to the prior index level to arrive at the current index level. Dow Jones disseminates the index level approximately every fifteen (15) seconds (assuming the index level has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m., New York City time, and publishes a daily index level at approximately 4:00 p.m., New York City time, on each DJ-AIG business day on its website at http://www.djindexes.com.

Index Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the index may be adjusted in the event that AIG-FP determines that any of the following index calculation disruption events exists: (a) the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the index on that day; (b) the settlement price of any futures contract used in the calculation of the index reflects the maximum permitted price change from the previous day’s settlement price; (c) the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the index; or (d) with respect to any futures contract used in the calculation of the index that trades on the LME, a business day on which the LME is not open for trading.

Historical Closing Levels of the Index

Since its inception, the index has experienced significant fluctuations. Any historical upward or downward trend in the level of the index during any period shown below is not an indication that the level of the index is more or less likely to increase or decrease at any time during the term of the Notes. The historical index levels do not give an indication of future performance of the index. There can be no assurance that the future performance of the index or the index components will result in holders of the Notes receiving a positive return on their investment. For purposes of determining the average index performance, the initial index level will be the closing level of the index on the initial valuation date.

The index was launched on July 14, 1998. All data relating to the period prior to the launch of the index is an historical estimate by the sponsors using available data as to how the index may have performed in the pre-launch period based upon the percentage weightings in effect in 1998. Such data does not represent actual performance and should not be interpreted as an indication of actual performance. Accordingly, the following table illustrates:

(i) on a hypothetical basis, how the index would have performed from December 31, 1991 to December 31, 1997 based on the selection criteria and methodology described above; and

(ii) on an actual basis, how the index has performed from December 31, 1998 onwards.

December 31, 1991	89.21
December 31, 1992	89.32
December 31, 1993	85.72
December 30, 1994	95.77
December 29, 1995	104.32
December 31, 1996	122.04
December 31, 1997	111.98
December 31, 1998	77.80
December 31, 1999	92.27
December 29, 2000	114.61
December 31, 2001	89.03
December 31, 2002	110.28
December 31, 2003	135.27
December 31, 2004	145.60
December 31, 2005	171.15

Source: Bloomberg

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Source: Bloomberg

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Historical Data on the Dow Jones – AIG Commodity IndexSM

The following table sets forth the high and low daily closing levels, as well as end-of-quarter closing levels, of the index for each calendar quarter in the period from January 31, 2001 through June 30, 2006, as well as from July 1, 2006 to August 10, 2006. The index closing levels listed below were obtained from the Bloomberg Financial Service, without independent verification by us. The historical levels should not be taken as an indication of future performance, and no assurance can be given that the level of the index will increase sufficiently from year to year to cause the holders of the Notes to receive any index return.

The closing level of the index on August 10, 2006 was 176.108.

Index Closing Levels

	High	Low	Period End
2001
First Quarter	116.228	105.143	105.372
Second Quarter	111.218	100.556	101.571
Third Quarter	104.756	92.749	95.107
Fourth Quarter	94.954	87.179	89.033
2002
First Quarter	99.847	86.657	99.588
Second Quarter	102.998	93.994	99.518
Third Quarter	107.724	94.775	106.294
Fourth Quarter	112.990	100.345	110.276
2003
First Quarter	126.267	110.276	113.171
Second Quarter	121.691	109.238	115.788
Third Quarter	121.872	113.040	120.898
Fourth Quarter	137.789	119.955	135.269
2004
First Quarter	152.063	136.096	150.837
Second Quarter	155.184	142.739	144.034
Third Quarter	154.009	140.538	153.175
Fourth Quarter	160.176	140.512	145.600
2005
First Quarter	166.189	139.983	162.094
Second Quarter	163.276	145.727	152.885
Third Quarter	180.315	153.260	178.249
Fourth Quarter	180.937	162.045	171.149
2006
First Quarter	175.340	157.865	165.194
Second Quarter	188.110	164.385	173.235
July 3, 2006 through August 10, 2006	180.938	170.046	176.108

License Agreement

Dow Jones, AIG-FP, and Barclays Bank PLC have entered into a nonexclusive license agreement providing for the license to Barclays Bank PLC, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the index, which is published by Dow Jones.

“Dow Jones,” “AIG®,” “Dow-Jones-AIG Commodity IndexSM” and “DJAIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, Inc., as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC. Barclays Bank PLC’s Notes based on the Dow Jones-AIG Commodity IndexSM, are not sponsored, endorsed, sold or promoted by Dow Jones, AIG-FP, AIG, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIG-FP, AIG, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such Notes.

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIG, AIG-FP or any of their subsidiaries or affiliates. None of Dow Jones, AIG, AIG-FP or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, AIG, AIG-FP or any of their subsidiaries or affiliates to the Licensee is the licensing of certain trademarks, trade names and service marks and of the DJ-AIGCISM, which is determined, composed and calculated by Dow Jones in conjunction with AIG-FP without regard to Barclays Bank PLC or the Notes. Dow Jones and AIG-FP have no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating DJ-AIGCISM. None of Dow Jones, AIG, AIG-FP or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, AIG, AIG-FP or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to Notes customers, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, AIG, AIG-FP and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by Licensee, but which may be similar to and competitive with the Notes. In addition, AIG, AIG-FP and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-AIG Commodity IndexSM and Dow Jones-AIG Commodity Index Total ReturnSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-AIG Commodity IndexSM, and the Notes.

This pricing supplement relates only to Notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-AIG Commodity IndexSM components. Purchasers of the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-AIG Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, AIG, AIG-FP or any of their subsidiaries or affiliates. The information in this pricing supplement regarding the Dow Jones-AIG Commodity IndexSM components has been derived solely from publicly available documents. None of Dow Jones, AIG, AIG-FP or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-AIG Commodity IndexSM components in connection with Notes. None of Dow Jones, AIG, AIG-FP or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-AIG Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, AIG, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AIG, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AIG, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE NOTES, OR ANY OTHER

PERSON OR ENTITY FROM THE USE OF THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AIG, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN, WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AIG, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, AIG-FP AND BARCLAYS BANK PLC, OTHER THAN AIG AND ITS AFFILIATES.

VALUATION OF THE NOTES

The market value of the Notes will be affected by several factors, many of which are beyond our control. We expect that generally the level of the index on any day will affect the market value of the Notes more than any other factors. Other factors that may influence the market value of the Notes include, but are not limited to, supply and demand for the Notes, the volatility of the index components, economic, financial, political, regulatory, or judicial events that affect the level of the index, as well as the perceived creditworthiness of Barclays Bank PLC. See “Risk Factors” in this pricing supplement for a discussion of the factors that may influence the market value of the Notes prior to maturity.

SPECIFIC TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Form, Denomination and Legal Ownership of Notes” in the accompanying prospectus supplement and “Description of Debt Securities—Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus, the prospectus supplement and any relevant free writing prospectus and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to the public and the net proceeds to Barclays Bank PLC on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market resale transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below.

Coupon

We will not pay you interest during the term of the Notes.

Payment at Maturity

If you hold your Notes to maturity, for each Note you will receive a cash payment determined as follows:

(1)	if the final index level on the valuation date is greater than or equal to the initial index level, you will receive the amount determined by the following formula:

PA + {min [(LF x PC), MR] x PA}

where,

PA	is the principal amount per Note;

LF	is the upside leverage factor;

PC is the percentage change in the index equal to ;

FIL is the final index level;

IIL is the initial index level; and

MR is the maximum return.

(2)	if the final index level on the valuation date is less than the initial index level, you will receive the amount determined by the following formula:

PA x [FIL/IIL]

where,

PA is the principal amount per Note;

FIL is the final index level; and

IIL is the initial index level.

Maturity Date

If the maturity date stated on the cover of this pricing supplement is not a business day, the maturity date will be the next following business day. If a market disruption event (as described below) occurs on the valuation date stated on the cover of this pricing supplement, then the maturity date will be the third business day following the valuation date. The calculation agent may postpone the valuation date—and therefore the maturity date—if a market disruption event occurs or is continuing on a day that would otherwise be the valuation date. We describe market disruption events under “—Market Disruption Event” below.

In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Modified Following Business Day

Any payment on the Notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, unless that day falls in the next calendar month, in which case the payment date will be the first preceding day that is a business day (with the same effect as if paid on the original due date).

Valuation Date

The valuation date will be the valuation date stated on the cover of this pricing supplement, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the valuation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the valuation date for the Notes be postponed by more than five business days.

Closing Index Level

The closing index level on any day during the term of the Notes will be the closing level of the index as determined by the calculation agent based upon the determinations with respect thereto made by the index sponsors and displayed on Bloomberg page “DJAIG”<INDEX>.

Market Disruption Event

As set forth under “—Payment at Maturity,” the calculation agent will determine the final index level on the valuation date. As described above, the valuation date may be postponed and thus the determination of the final index level may be postponed if the calculation agent determines that, on the valuation date, a market disruption event has occurred or is continuing in respect of any index component. If such a postponement occurs, the index components unaffected by the market disruption event shall be determined on the scheduled valuation date and the value of the affected index component shall be determined using the closing value of the affected index component on the first trading day after that day, on which no market disruption event occurs or is continuing. In no event, however, will the determination of the final index level be postponed by more than five business days.

If the determination of the level of the index is postponed by five business days, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the final index level will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the closing index level that would have prevailed in the absence of the market disruption event.

Any of the following will be a market disruption event:

•	a material limitation, suspension or disruption in the trading of any index component which results in a failure by the trading facility on which the relevant contract is traded to report a daily contract reference price (the price of the relevant contract that is used as a reference or benchmark by market participants);

•	the daily contract reference price for any index component is a “limit price,” which means that the daily contract reference price for such contract has increased or decreased from the previous day’s daily contract reference price by the maximum amount permitted under the applicable rules or procedures of the relevant trading facility;

•	failure by AIG-FP and Dow Jones to publish the closing level of the index or of the applicable trading facility or other price source to announce or publish the daily contract reference price for one or more index components; or

•	any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” in this pricing supplement.

The following events will not be market disruption events:

•	a limitation on the hours or number of days of trading on a trading facility on which any index component is traded, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

•	a decision by a trading facility to permanently discontinue trading in any index component.

For this purpose, an “absence of trading” on an exchange or market will not include any time when the relevant exchange or market is itself closed for trading under ordinary circumstances.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under “—Default Amount.”

For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities—Modification and Waiver” and “—Senior Events of Default; Subordinated Event of Default and Defaults; Limitations of Remedies.”

Default Amount

The default amount for the Notes on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest—or, if there is only one, the only—quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Adjustments to the Index

If the index sponsors discontinue publication of the index and the index sponsors or anyone else publishes a substitute index that the calculation agent determines is comparable to the index, then the calculation agent will determine the amount payable at maturity by reference to that substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines that the publication of the index is discontinued and there is no successor index or the successor index is not available to us or the calculation agent, the calculation agent will determine the amount payable by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the index.

If the calculation agent determines that the index or the method of calculating the index is changed at any time in any respect—including any addition, deletion or substitution and any reweighing or rebalancing of index components, and whether the change (i) is made by AIG-FP and Dow Jones under their existing policies or following a modification of those policies, (ii) is due to the publication of a successor index, (iii) is due to events affecting one or more of the index components, or (iv) is due to any other reason—then the calculation agent will be permitted (but not required) to make such adjustments to the index or the method of its calculation as it believes are appropriate to ensure that any closing index level is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the index may be made by the calculation agent in its sole discretion. See “Risk Factors” in this pricing supplement for a discussion of certain conflicts of interest which may arise with respect to the calculation agent.

Manner of Payment and Delivery

Any payment on or delivery of the Notes will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the Notes, we mean a Monday, Tuesday, Wednesday,

Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

Role of Calculation Agent

Initially, we will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will, in its sole discretion and acting in good faith, make all determinations regarding the value of the Notes, including at maturity, market disruption events, business days, the default amount, the initial index level, the final index level, the maturity date, the amount payable in respect of your Notes at maturity, or any other calculation or determination to be made by the calculation agent as specified herein. Absent manifest error or a failure to act in good faith, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

On or prior to the sale of the Notes, we or our affiliates expect to enter into hedging transactions (including with AIG-FP or its affiliates) involving purchases of instruments linked to the index prior to or on the trade date. In addition, from time to time after we issue the Notes, we or our affiliates may enter into additional hedging transactions or unwind those hedging transactions we have entered into. In this regard, we or our affiliates may:

•	acquire or dispose of long or short positions in exchange-traded or over-the-counter options, futures, or other instruments linked to some or all of the index components (including the underlying physical commodities) or the index;

•	acquire or dispose long or short positions in any other instruments we may wish to use in connection with such hedging;

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures or other in instruments designed to track the performance of the index, or

•	any combination of the above.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge on or before the valuation date. That step may involve sales or purchases of some or all of the index components, or exchange-traded or over-the-counter options, futures or other instruments linked to the index, index components, physical commodities underlying the index components or other available commodities and instruments.

Although we do not believe these activities will have a material impact on the value of these instruments, the hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Risk Factors” in this pricing supplement for a discussion of these adverse effects.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion supersedes the discussion set forth in “Tax Considerations—United States Taxation” in the accompanying prospectus. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of a Note that is:

•	an individual who is a citizen or a resident of the United States, for federal income tax purposes;

•	a corporation (or other entity that is treated as a corporation for federal tax purposes) that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

•	an estate whose income is subject to federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons (as defined for federal income tax purposes) have the authority to control all of its substantial decisions.

For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of a Note that is:

•	a nonresident alien individual for federal income tax purposes;

•	a foreign corporation for federal income tax purposes;

•	an estate whose income is not subject to federal income tax on a net income basis; or

•	a trust if no court within the United States is able to exercise primary jurisdiction over its administration or if no United States persons (as defined for federal income tax purposes) have the authority to control all of its substantial decisions.

This summary is based on interpretations of the Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the federal income tax consequences described herein. This summary addresses only beneficial holders that purchase Notes at initial issuance and beneficially own such Notes as capital assets and not as part of a “straddle,” “hedge,” “synthetic security” or a “conversion transaction” for federal income tax purposes, or as part of some other integrated investment. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the federal income tax laws (such as banks, thrifts, or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; mutual funds or real estate investment trusts; small business investment companies; S corporations; investors that hold their Notes through a partnership or other entity treated as a partnership for federal tax purposes; investors whose functional currency is not the U.S. dollar; certain former citizens or residents of the United States; persons subject to the alternative minimum tax; retirement plans or other tax-exempt entities, or persons holding the Notes in tax-deferred or tax-advantaged accounts; or “controlled foreign corporations” or “passive foreign investment companies” for federal income tax purposes). This summary also does not address the tax consequences to shareholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or foreign tax consequences of the purchase, ownership or disposition of the Notes.

Accordingly, prospective investors are urged to consult their tax advisors with respect to the federal, state and local tax consequences of investing in the Notes, as well as any consequences arising under the laws of any other taxing jurisdiction to which they may be subject.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Accordingly, the proper federal income tax treatment of the Notes is uncertain. Under one approach, the Notes would be treated as pre-paid cash settled forward or other executory contracts with respect to the Underlying Index. We intend to treat the Notes consistent with this approach, and pursuant to the terms of the Notes, you agree to treat the Notes consistent with this approach. Except as otherwise provided in “—Alternative Characterizations and Treatments,” the balance of this summary assumes that the Notes are so treated.

Tax Treatment of U.S. Holders

A U.S. Holder’s tax basis in a Note generally will equal the U.S. Holder’s cost for the Note. Upon receipt of cash upon maturity and upon the sale, exchange or other disposition of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized at maturity or on the sale, exchange or other disposition and the U.S. Holder’s tax basis in the Note. Any such gain upon the maturity, sale, exchange or other disposition of a Note generally will constitute capital gain. Capital gain of non-corporate taxpayers from the maturity, sale, exchange or other disposition of a

Note held for more than one year may be eligible for reduced rates of taxation. Any loss from the maturity, sale, exchange or other disposition of a Note will generally constitute a capital loss. The deductibility of capital losses is subject to limitations.

Alternative Characterizations and Treatments

Although we intend to treat each Note as a pre-paid cash settled forward or other executory contract as described above, there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization of securities with terms that are substantially the same as those of the Notes, and therefore the Notes could be subject to some other characterization or treatment for federal income tax purposes. For example, each Note could be treated for federal income tax purposes as a cash settled put option written by you in respect of the Underlying Index and a deposit with us of cash in an amount equal to the principal amount of the Note to secure your potential obligation under the put option. In this event, a U.S. Holder would be required to accrue original issue discount income in respect of the deposit and any gain recognized at the maturity or upon a sale, exchange or other disposition of a Note that is attributable to the put option would be short-term capital gain. Prospective investors should consult their tax advisors as to the federal income tax consequences to them if the Notes are treated as consisting of a put option and a deposit.

Alternatively, the Notes could be treated as “contingent payment debt instruments” for federal income tax purposes. In this event, a U.S. Holder would be required to accrue original issue discount income, subject to adjustments, at the “comparable yield” of the Notes and any gain recognized with respect to the Notes generally would be treated as ordinary income. Prospective investors should consult their tax advisors as to the federal income tax consequences to them if the Notes are treated as debt instruments for federal income tax purposes.

Additionally, certain proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain “notional principal contracts.” The preamble to the proposed regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to pre-paid forward contracts, the preamble to the proposed regulations indicates that similar timing issues exist in the case of pre-paid forward contracts. If the Internal Revenue Service (the “IRS”) or the U.S. Treasury Department publishes future guidance requiring current economic accrual for contingent payments on pre-paid forward contracts, it is possible that a U.S. Holder could be required to accrue income over the term of the Notes. In addition, it is possible that the Notes could be treated as representing an ownership interest in the Underlying Index for federal income tax purposes, in which case a U.S. Holder’s federal income tax treatment could be different than described above. Finally, other alternative federal income tax characterizations or treatments of the Notes are possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes.

Prospective investors in the Notes should consult their tax advisors as to the tax consequences to them of purchasing Notes, including any alternative characterizations and treatments.

U.S. Federal Tax Treatment of Non-U.S. Holders of Notes

In general, payments on the Notes to a Non-U.S. Holder and gain realized on the sale, exchange or other disposition of the Notes by a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax, unless (i) such income is effectively connected with a trade or business conducted by such Non-U.S. Holder in the United States, (ii) in the case of gain, such Non-U.S. Holder is a nonresident alien individual who holds the Notes as a capital asset and is present in the United States for more than 182 days in the taxable year of the sale and certain other conditions are satisfied, or (iii) such Non-U.S. Holder fails to provide the relevant correct, complete and executed IRS Form W-8 that eliminates U.S. federal withholding tax.

Information Reporting and Backup Withholding

Distributions made on the Notes and proceeds from the sale, exchange or other disposition of Notes to or through certain brokers may be subject to a “backup” withholding tax on “reportable payments” unless, in general, the noteholder complies with certain procedures or is an exempt recipient. Any amounts so withheld from distributions on the Notes generally would be refunded by the IRS or allowed as a credit against the noteholder’s federal income tax, provided the noteholder makes a timely filing of an appropriate tax return or refund claim. Reports will be made to the IRS and to noteholders that are not exempt from the reporting requirements.

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BARCLAYS BANK PLC

SUPER TRACKSM NOTES DUE                     , 2008

LINKED TO THE PERFORMANCE OF

THE DOW JONES-AIG COMMODITY INDEXSM

PRICING SUPPLEMENT

                    , 2006

(TO PROSPECTUS DATED SEPTEMBER 21, 2005 AND

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 22, 2005)

Barclays Capital